UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

ImmuCell Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452525306

(CUSIP Number)

Jonathan E. Rothschild

c/o ImmuCell Corporation

56 Evergreen Drive

Portland, ME 04103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 452525306	Page 2 of 4

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan E. Rothschild
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) P F
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 437,127
(8) Shared Voting Power n/a
(9) Sole Dispositive Power 437,127
(10) Shared Dispositive Power n/a

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 437,127
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 15.1%
(14)	Type of Reporting Person (See Instructions) I N

Item 1.	Security and Issuer.

Common stock, par value $0.10 per share

ImmuCell Corporation

56 Evergreen Drive

Portland, ME 04103

Item 2.	Identity and Background.

a) Jonathan E. Rothschild

b) c/o ImmuCell Corporation

56 Evergreen Drive

Portland, ME 04103

c) Outside Director of ImmuCell Corporation

d) This person has not been convicted in a criminal proceeding during the last five years

e) This person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

f) USA

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the $1,163,190 used to acquire the common stock is personal funds of the reporting person.

Item 4.	Purpose of Transaction.

The purpose of the acquisition is personal investment.

Item 5.	Interest in Securities of the Issuer.

The 437,127 shares, which represents 15.1% of the outstanding common stock, include 184,873 shares held by Arterio, Inc., a corporation owned solely by Mr. Rothschild.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

n/a

Item 7.	Material to be Filed as Exhibits.

n/a

This Schedule 13D is filed in lieu of and replaces previously filed Schedule 13G’s.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of February 2, 2009

/s/ Jonathan E. Rothschild
Name:	Jonathan E. Rothschild
Title:	Director